OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Adeza Biomedical Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006864 10 2

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 006864 10 2			Page 2 of 11

1.	Name of Reporting Person: ENTERPRISE PARTNERS V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 33-0877753

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,781,857

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,781,857

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,781,857

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%

12.	Type of Reporting Person: PN

13G
CUSIP No. 006864 10 2			Page 3 of 11

1.	Name of Reporting Person: ANDREW E. SENYEI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 50,676 (1)

		6.	Shared Voting Power: 1,781,857 (2)

		7.	Sole Dispositive Power: 50,676 (1)

		8.	Shared Dispositive Power: 1,781,857 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,832,533 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.9%

12.	Type of Reporting Person: IN

(1) Includes an aggregate of 47,691 shares underlying options held by Andrew E. Senyei, a member of the Issuer’s board of Directors, that are immediately exercisable subject to repurchase by the Issuer with the right lapsing on a portion of the shares monthly over four years; 995 shares of record held by the Alison Marie Senyei Trust, 995 shares of record held by the Grant Drew Senyei Trust, and 995 shares of record held by the Kelly Joanne Senyei Trust.

(2) 1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, a member of the Issuer’s board of directors, William Stensrud, Thomas Clancy, Naser Partovi and James H. Berglund are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

13G
CUSIP No. 006864 10 2			Page 4 of 11

1.	Name of Reporting Person: WILLIAM STENSRUD		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,781,857 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,781,857 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,781,857

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%

12.	Type of Reporting Person: IN

(1)   Includes 1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, M.D., a member of the Issuer’s board of directors, William Stensrud, Thomas Clancy, Naser Partovi and James H. Berglund are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

13G
CUSIP No. 006864 10 2			Page 5 of 11

1.	Name of Reporting Person: THOMAS CLANCY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,781,857 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,781,857 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,781,857

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%

12.	Type of Reporting Person: IN

(1)   1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, M.D., a member of the Issuer’s board of directors, William Stensrud, Thomas Clancy, Naser Partovi and James H. Berglund are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest the rein.

13G
CUSIP No. 006864 10 2			Page 6 of 11

1.	Name of Reporting Person: NASER PARTOVI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,781,857 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,781,857 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,781,857

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%

12.	Type of Reporting Person: IN

(1)   1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, M.D., a member of the Issuer’s board of directors, William Stensrud, Thomas Clancy, Naser Partovi and James H. Berglund are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest the rein.

13G
CUSIP No. 006864 10 2			Page 7 of 11

1.	Name of Reporting Person: JAMES H. BERGLUND		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,781,857 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,781,857 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,781,857

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%

12.	Type of Reporting Person: IN

(1)   1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, M.D., a member of the Issuer’s board of directors, William Stensrud, Thomas Clancy, Naser Partovi and James H. Berglund are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest ther ein.

Item 1.
	(a)	Name of Issuer: Adeza Biomedical Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 1240 Elko Drive, Sunnyvale, California 94089

Item 2.
	(a)	Name of Person Filing: Enterprise Partners V, L.P. Andrew E. Sensei William Stensrud Thomas Clancy Naser Partovi James H. Berglund

	(b)	Address of Principal Business Office, or if None, Residence: 2223 Avenida de la Playa Suite 300, La Jolla, California 92037

	(c)	Citizenship: Entity: Delaware Individuals: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 006864 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

			Andrew E. Senyei	Enterprise Partners V, L.P. and each of: William Stensrud Thomas Clancy Naser Partovi James H. Berglund

(a)	Amount Beneficially Owned:		1,832,533 shares	1,781,857 shares

(b)	Percent of Class:		10.9%	10.8%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	50,676 shares	-0-

	(ii)	shared power to vote or to direct the vote	1,781,857 shares	1,781,857 shares

	(iii)	sole power to dispose or to direct the disposition of	50,676 shares	-0-

	(iv)	shared power to dispose or to direct the disposition of	1,781,857 shares	1,781,857 shares

Item 5.       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

Andrew Senyei, M.D., a member of the Issuer’s board of directors, William Stensrud, Thomas Clancy, Naser Partovi and James H. Berglund are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

Item 7.       Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

Not Applicable.

Item 8.       Identification and Classification of Members of the Group

Not Applicable.

Item 9.       Notice of Dissolution of Group.

Not Applicable.

Item 10.       Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

ENTERPRISE PARTNERS V, L.P.

By:	/s/ Andrew E. Senyei
Andrew E. Senyei, General Partner

ANDREW E. SENYEI

By:	/s/ Andrew E. Senyei

WILLIAM STRENSRUD
/s/ William Strensrud

THOMAS CLANCY
/s/ Thomas Clancy

NASER PARTOVI
/s/ Naser Partovi

JAMES H. BERGLUND
/s/ James H. Berglund

Exhibit A

Joint Filing Statement

Pursuant to Rule 13d-1 (k) (1), we the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

February 14, 2005

ENTERPRISE PARTNERS V, L.P.

By:	/s/ Andrew E. Senyei
Andrew E. Senyei, General Partner

ANDREW E. SENYEI

By:	/s/ Andrew E. Senyei

WILLIAM STRENSRUD
/s/ William Strensrud

THOMAS CLANCY
/s/ Thomas Clancy

NASER PARTOVI
/s/ Naser Partovi

JAMES H. BERGLUND
/s/ James H. Berglund